NORTHSIGHT CAPITAL, INC.

June 11, 2009
Ethan Horowitz
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Northsight Capital, Inc.
Item 4.01 Form 8-K
Filed May 15, 2009
File No. 000-53661

Dear Ethan Horowitz,

This correspondence is in response to your letter dated June 1, 2009 in reference to our filing of the Item 4.01 Form 8-K Filed May 15, 2009 on the behalf of Northsight Capital, Inc., File No. 000-53661.

Form 8-K filed May 15, 2009

1.	Please file a letter from your former accountant, indicating whether or not they agree with the disclosures in your Form 8-K.

Answer: We have amended our filing on Form 8-K to include our former accountants letter as Exhibit 16.

In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

/S/ Steve Nickolas
Steve Nickolas, Chief Executive Officer
Northsight Capital, Inc.

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group